UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )*


                              3-D GEOPHYSICAL, INC.
                              ---------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                        (Titles of Classes of Securities)


                                    88553V107
                                    ---------
                                 (CUSIP Number)


                             JAMES E. BRASHER, ESQ.
                              WAI ACQUISITION CORP.
                             C/O WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                              HOUSTON, TEXAS 77042
                                 (713) 266-5700

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 13, 1998
                         ----------------------------
           (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                         (Continued on following pages)

CUSIP No. 88553V107                    13D

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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    WAI Acquisition Corp. (Pending)

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

                                                                           (a)
                                                                           / /
                                                                           (b)
                                                                           /X/

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3.  SEC Use Only

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4.  Sources of Funds

    AF

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5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)                                / /

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware

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Number of        7. Sole Voting Power
Shares              0
Beneficially
Owned by Each    8. Shared Voting Power
Reporting Person    1,748,306

                 9. Sole Dispositive Power
                    0

                 10.Shared Dispositive Power
                    1,748,306

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,748,306(1)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11)

    Excludes Certain Shares                                                  / /

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    14.7%

--------------------------------------------------------------------------------
14. Type of Reporting Person

          CO

--------------------------------------------------------------------------------



----------------------
    1     On March 8, 1998, Western Atlas Inc. ("Parent") entered into support agreements (the "Support Agreements") with each member of the Board of Directors of 3-D Geophysical, Inc. (the "Company") and one officer who is not a director (collectively, the "Stockholders"). Pursuant to the Support Agreements, upon the terms set forth therein, the Stockholders generally have agreed to tender, in accordance with the terms of the tender offer (the "Offer") described in the Offer to Purchase dated March 13, 1998, as amended (the "Offer to Purchase"), 1,748,306 shares of common stock, par value $.01 per share (the "Common Stock"). In addition, the Stockholders have granted an irrevocable proxy with respect to such shares of Common Stock to Parent, which shares are reflected in Rows 7,8,9 and 10 of pages 2 and 3 of this
    Schedule 13D. The Support Agreements are described in more detail in Section 11 of the Offer to Purchase.

CUSIP No. 88553V107                    13D

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Western Atlas Inc. 95-3894675

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

                                                                          (a)
                                                                          / /
                                                                          (b)
                                                                          /X/

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Sources of Funds

    BK

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                / /

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------
Number of        7.  Sole Voting Power
Shares               0
Beneficially
Owned by Each    8.  Shared Voting Power
Reporting Person     1,748,306

                 9.  Sole Dispositive Power
                     0

                 10. Shared Dispositive Power
                     1,748,306

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,748,306(2)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11)

    Excludes Certain Shares                                                / /

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    14.7%

--------------------------------------------------------------------------------
14. Type of Reporting Person

          CO

--------------------------------------------------------------------------------


-----------------------
 2        On March 8, 1998, Parent entered into the Support Agreements with the
    Stockholders. Pursuant to the Support Agreements, upon the terms set forth therein, the Stockholders generally have agreed to tender, in accordance with the terms of the Offer 1,748,306 shares of Common Stock. In addition, the Stockholders have granted an irrevocable proxy with respect to such shares of Common Stock to Parent, which shares are reflected in Rows 7,8,9, 10 of pages 2 and 3 of this Schedule 13D. The Support Agreements are described in more detail in Section 11 of the Offer to Purchase.

ITEM 1.      Security and Issuer

            (a) The name of the subject company is 3-D Geophysical, Inc. The address of its principal executive offices is 8226 Parker Meadows Drive, Littleton, Colorado 80124.

            (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, dated March 13, 1998, as amended (the "Offer to Purchase"), which is incorporated herein by reference.

            (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.      Identity and Background.

            (a) through (c) and (f). This statement is filed by Western Atlas, Inc., a Delaware corporation ("Parent"), on behalf of itself and its wholly-owned subsidiary WAI Acquisition Corp., a Delaware corporation ("Purchaser"). Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

            (d) through (e). During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.      Source and Amount of Funds or Other Consideration.

            Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase and to Item 4 of Amendment No. 3 to Parent and Purchaser's Schedule 14D-1 filed on April 1, 1998 ("14D-1 Amendment No. 3"), which are incorporated herein by reference.

ITEM 4.      Purpose of Transaction.

            (a)-(j) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase and to Item 5 of 14D-1 Amendment No. 3, which are incorporated herein by reference.

            Except for the foregoing, the Parent and Purchasers have no plans or proposals which relate to or would result in:

            (a) the acquisition of any additional securities of the Company, or the disposition of any securities of the Company;

            (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries;

            (d) any material change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any material change in the Company's business or corporate structure;

            (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

            (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination and registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (j) any action similar to the foregoing.

ITEM 5.      Interest in Securities of the Issuer.

            (a)-(c) Reference is hereby made to the information set forth in
Section 9 ("Certain Information Concerning Parent and the Purchaser") and
Schedule I ("Directors and Executive Directors of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Reference is hereby made to the information set forth in Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase and Item 7 of 14D-1 Amendment No. 3, which are incorporated herein by reference.

ITEM 7.      Material to be Filed as Exhibits.

*1       --   Offer to  Purchase,  dated  March 13,  1998.  (Filed  as  Exhibit
              (a)(1) to Parent and  Purchaser's  Schedule  14D-1 filed on March
              13, 1998 (the "14D-1"))
*2       --   Amendment No. 1 to the 14D-1 filed on March 19, 1998.
*3       --   Amendment No. 2 to the 14D-1 filed on March 27, 1998.
*4       --   14D-1 Amendment No. 3.
*5       --   Letter from The Chase Manhattan Bank  acknowledging  $150 million facility. (Filed as Exhibit (b)(1) to 14D-1 Amendment No. 3)
*6       --   Agreement  and Plan of  Merger,  dated as of March 8, 1998 by and among the Company,  the Purchaser  and Parent.  (Filed as Exhibit
              (c)(1) to the 14D-1)
*7       --   Form of Support  Agreement  entered  between Parent and Robert P.
              Andrews,  Ralph M. Bahna,  Douglas W.  Brandrup,  Richard  Davis,
              Arthur Emil,  P. Dennis  O'Brien and Emir L.  Tavella.  (Filed as
              Exhibit (c)(2) to the 14D-1)
*8       --   Form  of   Support   Agreement   between   Parent  and  Wayne  P.
              Widynowski. (Filed as Exhibit (c)(3) to the 14D-1)
*9       --   Form of Support  Agreement  between  Parent and Ronald L.  Koons.
              (Filed as Exhibit (c)(4) to the 14D-1)
*10      --   Consulting  Agreement  and  Non-Compete  Agreement,  dated  as of
              March 8, 1998 among Parent,  Friedman  Enterprises  Inc. and Joel
              Friedman. (Filed as Exhibit (c)(5) to the 14D-1)
*11      --   Consulting and Non-Compete  Agreement,  dated as of March 8, 1998 among Parent and Luis H. Ferran Arroyo.  (Filed as Exhibit (c)(6)
              to the 14D-1)
*12      --   Letter  Agreement,  dated as of  January  20,  1998  between  the
              Company and Parent,  as amended.  (Filed as Exhibit (c)(7) to the
              14D-1)
*13      --   Confidentiality  Agreement, dated as of July 18, 1997 between the
              Company and Parent. (Filed as Exhibit (c)(8) to the 14D-1)
*14      --   Confidentiality  Agreement, dated as of December 19, 1997 between the Company and Parent. (Filed as Exhibit (c)(9) to the 14D-1)

---------------------------
* Incorporated by reference.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 1998

                                    WESTERN ATLAS INC.

                                    By: /s/ James E. Brasher

                                          Name:  James E. Brasher
                                          Title: Senior Vice President

                                    WAI ACQUISTION CORP.

                                    By:  /s/ James E. Brasher

                                          Name:  James E. Brasher
                                          Title: Senior Vice President

EXHIBIT INDEX

*1       --   Offer to  Purchase,  dated  March 13,  1998.  (Filed  as  Exhibit
              (a)(1) to Parent and  Purchaser's  Schedule  14D-1 filed on March
              13, 1998 (the "14D-1"))
*2       --   Amendment No. 1 to the 14D-1 filed on March 19, 1998.
*3       --   Amendment No. 2 to the 14D-1 filed on March 27, 1998.
*4       --   14D-1 Amendment No. 3.
*5       --   Letter from The Chase Manhattan Bank  acknowledging  $150 million facility. (Filed as Exhibit (b)(1) to 14D-1 Amendment No. 3)
*6       --   Agreement  and Plan of  Merger,  dated as of March 8, 1998 by and among the Company,  the Purchaser  and Parent.  (Filed as Exhibit
              (c)(1) to the 14D-1)
*7       --   Form of Support  Agreement  entered  between Parent and Robert P.
              Andrews,  Ralph M. Bahna,  Douglas W.  Brandrup,  Richard  Davis,
              Arthur Emil,  P. Dennis  O'Brien and Emir L.  Tavella.  (Filed as
              Exhibit (c)(2) to the 14D-1)
*8       --   Form  of   Support   Agreement   between   Parent  and  Wayne  P.
              Widynowski. (Filed as Exhibit (c)(3) to the 14D-1)
*9       --   Form of Support  Agreement  between  Parent and Ronald L.  Koons.
              (Filed as Exhibit (c)(4) to the 14D-1)
*10      --   Consulting  Agreement  and  Non-Compete  Agreement,  dated  as of
              March 8, 1998 among Parent,  Friedman  Enterprises  Inc. and Joel
              Friedman. (Filed as Exhibit (c)(5) to the 14D-1)
*11      --   Consulting and Non-Compete  Agreement,  dated as of March 8, 1998 among Parent and Luis H. Ferran Arroyo.  (Filed as Exhibit (c)(6)
              to the 14D-1)
*12      --   Letter  Agreement,  dated as of  January  20,  1998  between  the
              Company and Parent,  as amended.  (Filed as Exhibit (c)(7) to the
              14D-1)
*13      --   Confidentiality  Agreement, dated as of July 18, 1997 between the
              Company and Parent. (Filed as Exhibit (c)(8) to the 14D-1)
*14      --   Confidentiality  Agreement, dated as of December 19, 1997 between the Company and Parent. (Filed as Exhibit (c)(9) to the 14D-1)

---------------------------
* Incorporated by reference.